Explanation of Responses:

(1)          This Form 3/A is filed on behalf of Nathan Lindenbaum, Shari A. Lindenbaum 1994 Children’s Trust (“Shari 1994”) and Shari A. Lindenbaum 2014 Trust (“Shari 2014”) to reflect (1) that shares of Common Stock mistakenly reported as being held directly by Shari 1994 on June 19, 2015 were held by Shari 2014, and (2) that Shari 1994 was mistakenly identified as a person subject to Section 16 of the Securities and Exchange Act of 1934, as amended. As a result, the shares of Common Stock were also mistakenly reported as being held by Shari 1994 on Nathan Lindenbaum’s Form 4, filed December 3, 2015, and Nathan Lindenbaum’s Form 5, filed November 23, 2016.
(2)          Common Stock held directly by Shari A. Lindenbaum 2014 Trust.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.